Exhibit 4.19

Aeterna Zentaris Inc. c/o Norton Rose Fulbright Canada LLP 222 Bay Street, Suite 3000 P.O. Box 53 Toronto ON M5K 1E7 Canada

January 4, 2022

Privileged and Confidential

Sent By E-mail

Giuliano La Fratta

4995 rue de la morandiere

Pierrefonds, Quebec H9K 1S7

Dear Giuliano:

Re:	Consulting Arrangement in Advance of Employment

As discussed, we have agreed that in preparation for your pending employment with the Company, which is anticipated to commence on January 24, 2022, AETERNA ZENTARIS INC. (the “Company”) will engage you to provide financial consulting services to the Company on an interim basis in order to facilitate your transition into the Company and the sharing in advance of information as we may determine appropriate. To clarify, you will not be required to, and are not assuming the duties of the Company’s chief financial officer until the commencement of your employment.

The term of this consulting arrangement will commence upon the return to us of a copy of this letter executed by you. The financial consulting services are intended to facilitate your transition to employment and will involve services as agreed between you and the Company.

The Company will pay you a lump sum fee of $1000 as full compensation for all services provided under this consulting arrangement. This will be paid to you within 2 weeks of the completion of the services. Since you are starting as a consultant for the Company, the Company may grant to you the award of 50,000 stock options to purchase Common Stock in the capital of the Company referred to in section 4.3 of your employment agreement with the Company (the “Initial Grant”) but may now do so in advance of the effective date of your employment, Accordingly, you hereby acknowledge that even though it may be made prior to the start of your employment with the Company, such Initial Grant will satisfy the obligation of the Company in respect of such grant described in section 4.3 of your employment .

You will receive confidential information of the Company in the course of providing the services. All such information is the property of the Company, you will not use or disclose any such information except and only as required to perform the services under this arrangement and that the terms of confidentiality and no-use set out in the employment agreement between you and the Company apply to this information received by you under this Agreement. This obligation will survive the termination of this consulting arrangement.

This consulting arrangement will terminate immediately prior to the commencement of your employment with the Company without further notice or liability on the Company or, if earlier, on written notice by you or the Company to the other.

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You acknowledge that this consulting arrangement does not constitute employment and is not intended to create an employment relationship. We expressly agree that this consulting arrangement be drafted, read, and interpreted in the English language.

Les parties ont expressément demande que ce contrat soit rédigé en langue anglaise.

Please let us know if you have any questions.

AETERNA ZENTARIS INC.

Per:		Date: January 10, 2022
Dr. Klaus Paulini

I agree to the terms of the consulting arrangement set out in this letter.

Giuliano La Fratta	Date: January 10, 2022
Giuliano La Fratta

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